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08026294

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 26 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bathgate Capital Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5350 S. Roslyn Street, Suite 400
(No. and Street)

Greenwood Village	Colorado	80111-2124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vicki D.E. Barone (303) 694-0862
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BATHGATE CAPITAL PARTNERS LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

BATHGATE CAPITAL PARTNERS LLC

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Bathgate Capital Partners LLC

We have audited the accompanying statement of financial condition of Bathgate Capital Partners LLC as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bathgate Capital Partners LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2008

BATHGATE CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	270,180
Due from broker		15,459
Receivables:		
Commissions		280,245
Other		139,808
Securities owned, at market value		359,785
Office equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $244,162		45,514
Other assets		20,259
	$	**1,131,250**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	310,081
Securities sold, not yet purchased, at market value		22,184
Total liabilities		332,265
COMMITMENTS AND CONTINGENCIES (Note 3 and 4)		
MEMBER'S EQUITY (Note 2)		798,985
	$	**1,131,250**

The accompanying notes are an integral part of this statement.

BATHGATE CAPITAL PARTNERS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Commissions	$	6,945,475
Trading profit, net		211,995
Investment banking and other		1,533,295
Total revenues		8,690,765
EXPENSES:		
Salaries, commissions and benefits		6,767,640
General and administrative		407,852
Clearing charges		370,223
Professional fees		877,211
Management fees (Note 3)		331,500
Occupancy costs		388,264
Travel and entertainment		106,009
Communications		52,059
Marketing		35,564
Total expenses		9,336,322
NET LOSS	**$**	**(645,557)**

The accompanying notes are an integral part of this statement.

BATHGATE CAPITAL PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

BALANCE, December 31, 2006	$	729,542
Contributions		715,000
Net loss		(645,557)
BALANCE, December 31, 2007	**$**	**798,985**

The accompanying notes are an integral part of this statement.

BATHGATE CAPITAL PARTNERS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(645,557)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		54,070
Decrease in due from clearing broker		464
Decrease in commissions receivable		95,501
Decrease in other receivables		57,380
Increase in securities owned		(37,378)
Decrease in accounts payable and accrued expenses		(778,536)
Increase in securities sold, not yet purchased		1,185
Net cash used in operating activities		(1,252,871)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in other assets		180,154
Purchase of equipment		(7,940)
Net cash provided by investing activities		172,214
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		715,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(365,657)
CASH AND CASH EQUIVALENTS, beginning of year		635,837
CASH AND CASH EQUIVALENTS, end of year	**$**	**270,180**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Bathgate Capital Partners LLC (the "Company") was incorporated in 1995 and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Agency, Inc. The Company is a wholly-owned subsidiary of Bathgate Partners, LLC ("Parent").

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Transactions recorded on a trade date basis would not be materially different. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, are deferred and recognized when its services are completed. Consulting fees are recognized when earned in accordance with applicable consulting agreement.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a one member LLC and accordingly, is a disregarded entity for federal and state income tax purposes. Therefore, no provision for income taxes has been provided for in the accompanying financial statements. The Company's Parent is also an LLC and therefore, all income and expense is reported by the members of the Parent.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned or Sold, but not yet Purchased

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of December 31, 2007, the Partnership does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements. However, additional disclosures will be required about the inputs used to develop the measurements of fair value and the effect of certain of the measurements reported in the statement of operations for a fiscal period.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $515,812 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1 to 0.60. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through 2009. Future minimum rental commitments under these leases are approximately as follows:

Year		Amount
2008	$	286,162
2009		6,406
	$	292,568

Total rental expense, including the leases referred to above, was $334,194 for the year ended December 31, 2007.

The Company has an agreement with its Parent, whereby the Company pays them a management fee. During the year ended December 31, 2007, the Company paid $331,500 in management fees.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's customers' activities ("customers") through its clearing broker involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2007. In addition, the Company has sold securities that it does not own and it will, therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2007 market value of the securities, and may incur a loss if the market value of such securities increases subsequent to December 31, 2007.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (concluded)

The Company is involved in various disputes arising in the normal course of business, some of which are in the preliminary or early stages. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these various matters, but it is not feasible to predict the final outcomes at the present time.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the amounts due from this clearing broker could be subject to forfeiture.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. At December 31, 2007, the Company had $170,180 in excess of this requirement which is subject to loss should the bank cease operations.

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value, due to the short term nature of those instruments. Securities owned, and sold, but not yet purchased are valued as described in Note 1.

SUPPLEMENTARY INFORMATION

BATHGATE CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2007

CREDIT:	
Member's equity	$ 798,985
DEBITS:	
Nonallowable assets:	
Commissions receivable	23,624
Other receivables	139,808
Office equipment and leasehold improvements, net	45,514
Other assets	20,259
Total debits	229,205
NET CAPITAL BEFORE HAIRCUTS	569,780
Haircuts on securities positions	53,968
NET CAPITAL	515,812
Minimum requirements of 6-2/3% of aggregate indebtedness of $310,081 or $100,000, whichever is greater	100,000
Excess net capital	**$ 415,812**
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	**$ 310,081**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.60 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Bathgate Capital Partners LLC

In planning and performing our audit of the financial statements and supplementary information of Bathgate Capital Partners LLC for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bathgate Capital Partners LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Bathgate Capital Partners LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

In addition, our review indicated that Bathgate Capital Partners LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Agency, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 9, 2008

END